Midway Gold Point at Inverness, Suite 280 8310 South Valley Highway Englewood, Colorado 80112

January 08, 2013

Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Brian McAllister

Re:	Midway Gold Corp Definitive Proxy Statement on Schedule 14A Filed March 26, 2012 Form 10-K for the fiscal year ended December 31, 2011 Filed March 9, 2012 File No. 001-33894

Ladies and Gentlemen:

On behalf of Midway Gold Corp (the “Company”, “we”, “us”  and “our”), I hereby respond to the comments of the staff (the “Staff”) of the United States  Securities and Exchange Commission (the “SEC”) to the above-referenced filings set forth in its comment letter dated December 21, 2012 (the “Comment Letter”).  For convenience of reference, I have set forth below the text of the comment in the Comment Letter in bold, italicized text before the response to the comment. In addition, I have conformed the section heading and paragraph numbers to those in the Comment Letter.

In some of the responses, we have agreed to change or supplement the disclosures in future filings.  We are doing so in the spirit of cooperation with the staff of the SEC, and not because we believe our prior filings were materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Definitive Proxy Statement on Schedule 14A filed March 26, 2012

Compensation of Directors and Executive Officers, page 24

1.
We note your named executive officers received higher total compensation in 2011 as a result of increased in base salary, cash bonuses, and increased option awards.  However, your compensation discussion and analysis does not address the most important factors considered in your decision to increase compensation in 2011.  See Item 402(b)(2)(ix) of Regulation S-K.  In addition, you do not provide the table required by Item 402(d) of Regulation S-K or provide a discussion of how these grants factored into your overall compensation program.  Please provide us with draft disclosure for inclusion in future filings addressing these matters in greater detail.

In response to the Staff’s comment regarding disclosures required by Item 402(b), future filings will provide the following disclosures:

U.S. Securities and Exchange Commission
Division of Corporation Finance

January 08, 2013

“Our compensation policies and programs are designed to be competitive with similar mining companies and to recognize and reward executive performance based on individual and corporate performance consistent with our business plan. To assist the Compensation Committee with its assessment of current compensation levels for executive officers in our industry, a comparative market analysis was prepared.  An independent consultant worked with management and the Compensation Committee to develop a list of 10 comparable mining companies.  The selected list of gold mining companies ranged from exploration companies to advanced exploration and development companies, and fifty percent of the peer group, like the Company, are classified as developers.  The median market cap of this group of comparable companies was $307 million and ranged from a low of $93 million to a high of $954 million.  The companies considered in the list of comparable companies included East Asia Minerals, International Tower Hill, Keegan Resources, Midas Gold, Orezone Gold, Rainy River, Romarco Minerals, Rubicon Minerals, Sabina Gold & Silver, and Vista Gold. The independent consultant then compiled information from public reporting documents for each of the 10 comparable mining companies to report the annual base and other compensation components for the CEO and other named executive officers.

In addition to the industry comparison, the Compensation Committee considers a variety of other factors when determining compensation policies and programs. These factors include the long-range goals of the Company and its shareholders, the competitive requirements to attract and retain key employees, the Compensation Committee's assessment of the position requirements for each executive's role in the Company, along with the performance and contributions made by the executive.  Base salaries of executive management are set at levels which are competitive with the base salaries paid by companies of comparable or similar size within the mining industry, thereby enabling the Company to compete for and retain executives critical to the long-term success of the Company.  Superior performance is recognized through our incentive program.  The Compensation Committee does not weigh any of these factors more heavily than others and does not use a specific formula to assess these factors, but rather considers the combination of the factors in its judgment and at its discretion to make a final determination.”

In response to the Staff’s comment regarding disclosures required by Item 402(d), future filings will provide either of the following disclosures, dependent upon which is appropriate:

“During the fiscal year XXXX, the Company did not grant any plan-based awards, to its named executive officers.”

OR

Grants of Plan-Based Awards

		Estimated future payouts under non-equity incentive plan awards			Estimated future payouts under equity incentive plan awards			All other stock awards; Number of shares of stock or units (#)	All other option awards; Number of securities underlying options (#)	Exercise or base price of option awards ($/Sh)	Grant date fair value of stock and option awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)

U.S. Securities and Exchange Commission

January 08, 2013

Form 10-K for the Fiscal Year Ended December 31, 2011.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

Contractual Obligations, page 55

2.
We note that footnote six discloses the existence of various commitments for you to pay amounts in the future to maintain your rights under mineral lease agreements and to incur a prescribed minimum amount of work expenditures on certain projects.  With regard to payments not yet made, please tell us how you considered these payments in your requirement to disclose all known contractual obligations in this table pursuant to Item 303(A)(5) of Regulation S-K.  If you determine payments should be required, please provide us with an example of your revised futures disclosure in your response.

In response to the Staff’s comment regarding disclosures required by Item 303 (a)(5), we have not included the agreements set forth under Mineral Properties  in Note 6 of our financial statements in our contractual obligations table because each of the described agreements outlined in Note 6 is an agreement cancellable by us without penalty and is not a contractual obligation requiring disclosure pursuant to Item 303(a)(5) of Regulation S-K.

*****

In connection with its response, the Company acknowledges that:

●	It is responsible for the adequacy and accuracy of the disclosure in its filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to our filings; and

●	The Company may not assert Staff Comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We deeply appreciate the Staff’s availability by phone to further assist the company and trust that the foregoing adequately responds to the comments.

Please don’t hesitate to contact me at (720) 979-0900 if you have any questions regarding our responses. We would welcome the opportunity to discuss this matter if not addressed to your satisfaction above with appropriate persons on the Staff with the objective of resolving any remaining open concerns of the Staff.

Very truly yours,

/s/ Fritz K. Schaudies
Fritz K. Schaudies
Chief Financial Officer and Secretary

Cc:  Tia L. Jenkins
Craig Arakawa
Jay Williamson
Bridgitte Lippmann